# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONE STOP SYSTEMS, INC., CIK 0001394056
CUSIP: 68247W109
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, California (CA), 92029
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0001193125-23-270319
Filed by CIK 0001567994
Persons authorized to receive notices and communications: JOSEPH M. MANKO, JR., HORTON CAPITAL PARTNERS, LLC, 1717 Arch Street, Suite 3740, Philadelphia, Pennsylvania (PA), 19103, 215-399-5402

## Reporting persons
- Horton Capital Partners Fund, LP (CIK 0001567994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,174,899; sole dispositive power 0; shared dispositive power 1,174,899; aggregate amount beneficially owned 1,174,899 (5.5% of the class)
- Horton Capital Partners, LLC (CIK 0001575443): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,174,899; sole dispositive power 0; shared dispositive power 1,174,899; aggregate amount beneficially owned 1,174,899 (5.5% of the class)
- Horton Capital Management, LLC (CIK 0001575444): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,174,899; sole dispositive power 0; shared dispositive power 1,174,899; aggregate amount beneficially owned 1,174,899 (5.5% of the class)
- Manko Joseph M. Jr. (CIK 0001664091): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 21,000; shared voting power 1,174,899; sole dispositive power 21,000; shared dispositive power 1,174,899; aggregate amount beneficially owned 1,195,899 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: ONE STOP SYSTEMS, INC.
Address of issuer's principal executive offices: 2235 ENTERPRISE ST STE 110, ESCONDIDO, California (CA), 92029

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.

The aggregate purchase price of the 1,174,899 Shares beneficially owned by HCPF is approximately $2,612,823, including brokerage commissions.

The 21,000 Shares beneficially owned directly by Mr. Manko were awarded to him in his former capacity as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Mr. Manko, who has been serving as a director of the Issuer since November 2023, submitted a letter of resignation (the "Resignation Letter") to the Issuer's Board of Directors (the "Board") resigning from the Board, effective April 16, 2025. In the Resignation Letter, Mr. Manko cited certain disagreements with the Issuer's governance practices and the composition and leadership of the Board, particularly with respect to Chairman Kenneth Potashner. More specifically, Mr. Potashner was nominated by the Board for re-election at the Issuer's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting"), a decision that Mr. Manko objected to in his capacity as a director, despite the Issuer's shareholders voting against the Chairman's re-election two years in a row. The Board's decision to renominate the Chairman for election at the 2025 Annual Meeting, in Mr. Manko's opinion, represents a failure of the Board to represent the best interest of all shareholders. For this reason, as well as others discussed in further detail in the Resignation Letter, Mr. Manko resigned from the Board, a decision that he did not take lightly.

Given Mr. Manko's conviction in the value potential of the Issuer, he disclosed in the Resignation Letter that he intends to remain a shareholder of the Issuer and reserves all rights to take any action that he deems necessary to represent the best interests of all of shareholders. A copy of the Resignation Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,539,412 Shares outstanding, as of March 21, 2025, which is the total number of Shares outstanding as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 15, 2025.

A. HCPF
As of the close of business on April 18, 2025, HCPF beneficially owned 1,174,899 Shares.
Percentage: Approximately 5.5%

B. HCP
As the general partner of HCPF, HCP may be deemed the beneficial owner of the 1,174,899 Shares owned by HCPF.
Percentage: Approximately 5.5%

C. HCM
As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 1,174,899 Shares owned by HCPF.
Percentage: Approximately 5.5%

D. Mr. Manko
As of the close of business of April 18, 2025, Mr. Manko directly beneficially owned 21,000 Shares. In addition, as the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 1,174,899 Shares owned by HCPF.
Percentage: Approximately 5.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. HCPF
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,174,899
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,174,899

B. HCP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,174,899
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,174,899

C. HCM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,174,899
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,174,899

D. Mr. Manko
1. Sole power to vote or direct vote: 21,000
2. Shared power to vote or direct vote: 1,174,899
3. Sole power to dispose or direct the disposition: 21,000
4. Shared power to dispose or direct the disposition: 1,174,899

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Resignation Letter, dated April 16, 2025

## Signatures
- Horton Capital Partners Fund, LP: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member of Horton Capital Partners, LLC, its General Partner (04/18/2025)
- Horton Capital Partners, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member (04/18/2025)
- Horton Capital Management, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr., Managing Member (04/18/2025)
- Manko Joseph M. Jr.: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr. (04/18/2025)